

Mail Stop 4631

December 21, 2016

Via E-mail
Mr. Christopher Nelson
Chief Executive Officer
Q2Power Technologies Inc.
1858 Cedar Hill Rd.
Lancaster, Ohio 43130

>   **Re: Q2Power Technologies Inc.**
>   **Form 10-KT for the Fiscal Year Ended December 31, 2015**
>   **Filed April 14, 2016**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2016**
>   **Filed May 20, 2016**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2016**
>   **Filed August 22, 2016**
>   **File No. 0-55148**

Dear Mr. Nelson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-KT for the Fiscal Year Ended December 31, 2015

Item 9A. Controls and Procedures, page 56

1.   We note your certifying officers evaluated that your disclosure controls and procedures require remedial action. Item 307 of Regulation S-K requires you to disclose whether your disclosure controls and procedures are effective or not effective. In this regard, please amend your Form 10-KT to disclose whether your disclosure controls and procedures were effective or not effective. We remind you that your amendment should

include the entire "Item" that has been amended, as well as certifications that are currently dated and refer to the Form 10-KT/A.

Management's Annual Report on Internal Control Over Financial Reporting, page 56

2.   Please revise future annual filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Item 4. Controls and Procedures

3.   Please amend your Forms 10-Q for each applicable quarterly period end to conclude as to the effectiveness of your disclosure controls and procedures as of March 31, 2016 and June 30, 2016. Refer to Item 307 of Regulation S-K. We remind you that your amendment should include the entire "Item" that has been amended, as well as certifications that are currently dated and refer to the Form 10-Q/A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction